 1-A/A LIVE 0001600983 XXXXXXXX 024-11004 Knightscope, Inc. DE 2013 0001600983 3669 46-2482575 35 0 1070 TERRA BELLA AVENUE MOUNTAIN VIEW CA 94043 650-924-1025 Mariya Pivtoraiko Other 1358399.00 0.00 1178625.00 106265.00 6987497.00 1419409.00 0.00 3110651.00 -34880369.00 6987497.00 2938634.00 17309828.00 1207186.00 -13389827.00 -1.32 -1.32 Ernst & Young LLP Class A Common Stock 0 000000N/A N/A Class B Common Stock 10179000 000000N/A N/A Class B Common Stock Warrants 121913 000000N/A N/A Series S Preferred Stock 440048 000000N/A N/A Series A Preferred Stock 8936015 000000N/A N/A Series B Preferred Stock 4653583 000000N/A N/A Series m Preferred Stock 5339215 000000N/A N/A Series m-2 Preferred Stock 1660756 000000N/A N/A Series m-3 Preferred Stock 16757 000000N/A N/A Series m-4 Preferred Stock 1432786 000000N/A N/A Preferred Stock Warrant 2094135 000000N/A N/A Convertible Promissory Notes 1009000 000000N/A N/A true true Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 6250000 440048 8.0000 50000000.00 0.00 0.00 0.00 50000000.00 Ernst & Young LLP 20000.00 Wilson Sonsini Goodrich & Rosati P.C. 500000.00 Maxim Group LLC 3250000.00 46230000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR Knightscope, Inc. Series S Preferred Stock, Series m-3 Preferred Stock, Series m-3 Preferred Stock Warrants, and Class B Common Stock Warrant, Series m-4 Preferred Stock, Series S Preferred Stock Warrants 2185561 0 $3,579,037, cash purchase price paid for the shares of Series S Preferred Stock and the Series m-3 Preferred Stock. The preferred stock warrants were issued in connection with the purchase of the preferred stock shares or convertible promissory notes, and the common stock warrant was issued in connection with a bank credit facility. The shares of Series m-4 Preferred Stock were issued in exchange for outstanding shares of Series m-3 Preferred Stock at a ratio of 1 to 1. Section 4(a)(2) of the Securities Act, and Rule 506(b) and 506(c) of Regulation D under the Securities Act